Relive UNLV's 1990 NCAA blowout with this painting - Launch Update

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Hello Sam,

It might be one of the greatest moments in Nevada sports history: the 1990 NCAA championship, when the UNLV Runnin' Rebels stormed past the Duke Blue Devils to deliver the program's first-ever title (not to mention the only 100-point game in championship history).

What fans may not know is that Ernie Barnes, the great pro footballer turned painter, immortalized that matchup in his painting *The Runnin' Rebels*, featured in a new offering available for investment right now.



Our Offering



NCAA Championship

This painting offers more than nostalgia—similar paintings have appreciated at a rate of 42.2% annually between 2018 and 2025, signaling a growing market for this style of work during this time frame.

Investing in this painting offers a piece of sports history—and the chance to establish positions in a growing style amid Barnes' compelling market.

Invest here, and view the offering circular below.

Speak With An Adviser

Want to learn more about how this offering can fit into your portfolio? Chat with a representative from Masterworks Advisers today.

CALL ME

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com
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